UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

STEVEN MADDEN, LTD.
(Name of Subject Company (Issuer))

STEVEN MADDEN, LTD.
(Name of Filing Person (Issuer))

Common Stock, par value $0.0001 per share
(including the associated Preferred Stock Purchase Rights issued under the Rights Agreement)
(Title of Class of Securities)

556 269 108
(CUSIP Number of Class of Securities)

Jamieson A. Karson
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, New York 11104
(718) 446-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Allan R. Williams, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$52,000,000	$2,044

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the purchase of
2,600,000 shares of common stock at the maximum tender offer price of $20.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of
1934, as amended, equals $39.30 per million of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

          This Tender Offer Statement on Schedule TO relates to the offer by Steven Madden, Ltd., a Delaware corporation (the “Company”), to purchase up to 2,600,000 shares of its common stock, par value $0.0001 per share, including the associated preferred stock purchase rights (the “rights”) issued under the Rights Agreement between the Company and American Stock Transfer & Trust Company as Rights Agent, dated as of November 14, 2001, at a price not greater than $20.00 nor less than $16.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

              The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

               (a)       The name of the issuer is Steven Madden, Ltd., a Delaware corporation, and the address of its principal executive office is 52-16 Barnett Avenue, Long Island City, New York 11104. The telephone number of its principal executive office is (718) 446-1800.

               (b)       The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

               (c)       The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

               (a)      The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

               (a)       The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

“Summary Term Sheet”;

“Introduction”;

Section 1 (“Terms of the Offer”);

Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditional Tender of Shares”);

Section 7 (“Conditions of the Tender Offer”);

Section 9 (“Source and Amount of Funds”);

Section 10 (“Information about Steven Madden, Ltd.”);

Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 14 (“United States Federal Income Tax Consequences”); and

Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

               (b)       The information in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

               (e)       The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

             (a), (b) and (c)(1)-(10) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

               (a)       The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

               (b)       The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.

               (d)       Not applicable.

Item 8. Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

               (a)       The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

               Not applicable.

Item 11. Additional Information.

               (a)       The information set forth in the Offer to Purchase under Section 10 (“Information about Steven Madden, Ltd.”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

               (b)       The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

EXHIBIT	DESCRIPTION

(a)(1)(A)*	Offer to Purchase dated February 20, 2008.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 20, 2008.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 20, 2008.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)

The second paragraph under the caption “Company Outlook” contained in the Press Release announcing financial results for the quarter and the fiscal year ended December 31, 2007, dated February 19, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 19, 2008).

(a)(1)(H)

Press Release announcing the conclusion of strategic alternatives review process, dated February 19, 2008 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Commission on February 19, 2008).

(a)(1)(I)*	Letter to stockholders of the Company from Jamieson A. Karson, Chairman and Chief Executive Officer, dated February 20, 2008.

(d)(1)

Rights Agreement, dated as of November 14, 2001, between the Company and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2001).

(d)(2)

The 1998 Stock Plan, approved and adopted on January 16, 1998 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the Commission on July 28, 1998).

(d)(3)

The 1999 Stock Plan, approved and adopted on March 15, 1999, amended as of March 20, 2000 and March 30, 2001 (incorporated by reference to Exhibit 10.A to the Company’s Registration Statement on Form S-8 filed with the Commission on July 26, 2004).

(d)(4)

The 2006 Stock Incentive Plan (the “Plan”), approved and adopted on May 26, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on July 3, 2006).

(d)(5)

Form of Non-Qualified Stock Option Agreement (Chief Executive Officer) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(6)

Form of Non-Qualified Stock Option Agreement (Employee without Employment Agreement) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(7)

Form of Non-Qualified Stock Option Agreement (Employee with Employment Agreement) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(8)

Form of Restricted Stock Agreement (Chief Executive Officer) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(9)

Form of Restricted Stock Agreement (Employee without Employment Agreement) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(10)

Form of Restricted Stock Agreement (Employee with Employment Agreement) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(11)

Form of Restricted Stock Agreement under the Plan used for grants made to non-employee directors from March 2006 through May 2007, with a schedule setting forth the name of each of the recipients, the date of the grant and the number of shares (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(12)

Restricted Stock Agreement, dated March 24, 2006, between Jamieson A. Karson and the Company (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(13)

Restricted Stock Agreement, dated March 27, 2007, between Jamieson A. Karson and the Company (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(14)

Amendments to Restricted Stock Agreements, dated as of March 23, 2007, between Jamieson A. Karson and the Company (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(15)

Restricted Stock Agreement, dated March 24, 2006, between Steven H. Madden and the Company (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(16)

Restricted Stock Agreement, dated June 9, 2006, between Steven H. Madden and the Company (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(17)

Restricted Stock Agreement, dated March 24, 2006, between Arvind Dharia and the Company (incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(18)

Restricted Stock Agreement, dated March 20, 2006, between Amelia Newton Varela and the Company (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(19)

Restricted Stock Agreement, dated March 20, 2006, between Robert Schmertz and the Company (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(20)

Restricted Stock Agreement, dated March 6, 2007, between Arvind Dharia and the Company (incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(21)

Restricted Stock Agreement, dated March 9, 2007, between Robert Schmertz and the Company (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(22)

Restricted Stock Agreement, dated April 25, 2007, between Awadhesh Sinha and the Company (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(23)

Non-Qualified Stock Option Agreement, dated May 16, 2007, between Jeffrey Silverman and the Company (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(24)

Non-Qualified Stock Option Agreement, dated May 16, 2007, between Jeffrey Silverman and the Company (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

          Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2008	STEVEN MADDEN, LTD.

By: /s/ Jamieson A. Karson

	Name:	Jamieson A. Karson
	Title:	Chairman and Chief Executive Officer

Exhibit Index

EXHIBIT	DESCRIPTION

(a)(1)(A)*	Offer to Purchase dated February 20, 2008.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 20, 2008.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 20, 2008.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)

The second paragraph under the caption “Company Outlook” contained in the Press Release announcing financial results for the quarter and the fiscal year ended December 31, 2007, dated February 19, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on February 19, 2008).

(a)(1)(H)

Press Release announcing the conclusion of strategic alternatives review process, dated February 19, 2008 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Commission on February 19, 2008).

(a)(1)(I)*	Letter to stockholders of the Company from Jamieson A. Karson, Chairman and Chief Executive Officer, dated February 20, 2008.

(d)(1)

Rights Agreement, dated as of November 14, 2001, between the Company and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Commission on November 16, 2001).

(d)(2)

The 1998 Stock Plan, approved and adopted on January 16, 1998 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the Commission on July 28, 1998).

(d)(3)

The 1999 Stock Plan, approved and adopted on March 15, 1999, amended as of March 20, 2000 and March 30, 2001 (incorporated by reference to Exhibit 10.A to the Company’s Registration Statement on Form S-8 filed with the Commission on July 26, 2004).

(d)(4)

The 2006 Stock Incentive Plan (the “Plan”), approved and adopted on May 26, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on July 3, 2006).

(d)(5)

Form of Non-Qualified Stock Option Agreement (Chief Executive Officer) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(6)

Form of Non-Qualified Stock Option Agreement (Employee without Employment Agreement) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(7)

Form of Non-Qualified Stock Option Agreement (Employee with Employment Agreement) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(8)

Form of Restricted Stock Agreement (Chief Executive Officer) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(9)

Form of Restricted Stock Agreement (Employee without Employment Agreement) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(10)

Form of Restricted Stock Agreement (Employee with Employment Agreement) under the Plan, as adopted October 30, 2007 (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(11)

Form of Restricted Stock Agreement under the Plan used for grants made to non-employee directors from March 2006 through May 2007, with a schedule setting forth the name of each of the recipients, the date of the grant and the number of shares (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(12)

Restricted Stock Agreement, dated March 24, 2006, between Jamieson A. Karson and the Company (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(13)

Restricted Stock Agreement, dated March 27, 2007, between Jamieson A. Karson and the Company (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(14)

Amendments to Restricted Stock Agreements, dated as of March 23, 2007, between Jamieson A. Karson and the Company (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(15)

Restricted Stock Agreement, dated March 24, 2006, between Steven H. Madden and the Company (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(16)

Restricted Stock Agreement, dated June 9, 2006, between Steven H. Madden and the Company (incorporated by reference to Exhibit 10.13 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(17)

Restricted Stock Agreement, dated March 24, 2006, between Arvind Dharia and the Company (incorporated by reference to Exhibit 10.14 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(18)

Restricted Stock Agreement, dated March 20, 2006, between Amelia Newton Varela and the Company (incorporated by reference to Exhibit 10.15 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(19)

Restricted Stock Agreement, dated March 20, 2006, between Robert Schmertz and the Company (incorporated by reference to Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(20)

Restricted Stock Agreement, dated March 6, 2007, between Arvind Dharia and the Company (incorporated by reference to Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(21)

Restricted Stock Agreement, dated March 9, 2007, between Robert Schmertz and the Company (incorporated by reference to Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(22)

Restricted Stock Agreement, dated April 25, 2007, between Awadhesh Sinha and the Company (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(23)

Non-Qualified Stock Option Agreement, dated May 16, 2007, between Jeffrey Silverman and the Company (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).

(d)(24)

Non-Qualified Stock Option Agreement, dated May 16, 2007, between Jeffrey Silverman and the Company (incorporated by reference to Exhibit 10.21 to the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2007).